Form C

Cover Page

Name of issuer:

Electric Playhouse NV LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 9/1/2022

Physical address of issuer:

301 Gold Ave SW
Suite 101
Albuquerque NM 87102

Website of issuer:

https://electricplayhouse.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class A Units

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Dividing pre-money valuation $11,710,000 by number of units outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,135,000.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$179,427.40	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Electric Playhouse NV LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Electric Playhouse, Inc. (as the General Manager)	N/A	N/A	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Brandon Garrett	CEO	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5. For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Electric Playhouse, Inc.	10000000.0 Class B Units	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7. Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The uncertainty of the tourism industry in Las Vegas due to unforeseeable events such as natural disasters, pandemics, and economic downturns that could impact customer traffic and revenue.

Competition from other entertainment options in Las Vegas that could impact Electric Playhouse's ability to attract and retain customers.

Dependence on a single flagship location for revenue generation and profitability, which could be impacted by local regulatory changes, operational issues or other factors.

Inability to attract enough of an audience to sustain operations, resulting in financial losses and reduced returns.

Operational and logistical challenges associated with expanding to a new location for the first time, including differences in market dynamics, customer preferences, and regulatory requirements, as well as the need to hire and train new staff and adapt operations to the new location.

There is no assurance that the Company will raise sufficient capital to engage in its proposed business activities and/or that the Subscriber will receive distributions from the Company. The timing of profit realization, if any, is highly uncertain. The initial expenses of the Company will be significant and that such expenses will require that the Company's activities generate revenues in excess of these expenses in order for the Company to become profitable. The Company is a newly established entity with no track record upon which the Subscriber may base an evaluation. The Company is currently in the process of building out its location and no assurance can be made that the Company will raise sufficient capital to complete the build out and/or to operate the venture.

Any written information provided by the Company (1) was intended to describe the aspects of the Company's business that the Company believes to be material, but was not necessarily an exhaustive description, and (2) may have contained forward-looking statements involving known and unknown risks and uncertainties that may cause the Company's actual results in future periods or plans for future periods to differ materially from what was anticipated and that no representations or warranties were or are being made with respect to any such forward-looking statements or the probability of achieving any of the results projected in any of such forward-looking statements.

The purchase of the Class A Units is a speculative investment involving a high degree of risk, including the risks outlined in this Form C, the accompanying Offering Statement, and in any Subscription Agreement, (2) the economic benefits that may be derived therefrom are uncertain and (3) the total amount of the Subscriber's investment could be lost.

The Class A Units shall have no voting or consent rights except as explicitly set forth in Section 11.1 of the Operating Agreement. In addition, the Class A Members have limited, if any, information and inspection rights.

The Subscriber is prohibited from selling, assigning, pledging, giving, transferring or otherwise disposing of the Class A Units or any interest therein or make any offer or attempt to do any of the foregoing, except with the consent of the General Manager. The Class A Units are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Class A Units must be held indefinitely unless they are subsequently registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available (including an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding). The Company is under no obligation to register or qualify the Class A Units for resale. The Class A Units are subject to the terms and conditions of the Operating Agreement. If an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Class A Units, and requirements relating to the Company which are outside of the Subscriber's control, and which the Company is under no obligation and may not be able to satisfy. No public market now exists for the Class A Units, and no public market may ever exist for the Class A Units.

The Company has not yet commenced operations. The Company therefore has no operating history upon which prospective investors may evaluate its performance. Certain financial information of Electric Playhouse, Inc. ("EP Holdings") has been provided to Subscribers. Although EP Holdings owns Class B Units in the Company, its financial performance is not indicative of the future financial performance or results of the Company. The Company is subject to all of the business risks and uncertainties associated with any start-up business, including the risk that it will not reach the operational phase and that the value of an interest in the Company could decline substantially. There is no assurance that the Company will be successful.

Our future success depends on the efforts of the personnel of the Company and EP Holdings, including the management team of EP Holdings. No employees or service providers of the Company and/or EP Holdings are required to invest any portion of their personal funds in the Company and/or EP Holdings, and there can be no assurance that such individuals will continue to be willing or able to carry on their current duties for any period of time, that any such individual can be easily replaced, and that any replacements for them will perform as well. As a result, the operation of the Company and/or EP Holdings ultimately may be executed to conclusion by individuals with lesser experience and expertise than current management team. Further, there can be no assurance that the Company and/or EP Holdings will be successful in attracting and retaining other personnel required to successfully operate and grow its business.

Future re-intensification of the COVID-19 pandemic, outbreaks of contagious diseases or other adverse public health developments in the United States or worldwide could have a material adverse impact on the operations and success of the Company. The depth and duration of any economic declines attributable to any public health emergencies (including, but not limited to, the COVID-19 pandemic) will depend on certain developments, including the duration and spread of the outbreak, future spikes of infections resulting in additional preventative measures to contain or mitigate the outbreak, severity of the economic decline attributable to the pandemic and timing and nature of a potential economic recovery.

The Company has relationships and may develop additional relationships with different banks and that any closure or restriction on the value of, use of and/or access to funds with respect to such banks and the Company's accounts at such banks could materially and adversely impact the Company's ability to meet its working capital, capital expenditures, and material cash requirements.

The operations of the Company may involve significant conflicts of interest among EP Holdings and its principals, officers and affiliates, and the interests of the Company. The Company's success ultimately will be heavily dependent upon

the Company. The Company's success ultimately will be heavily dependent upon the good faith of EP Holdings and its principals, officers and affiliates.

There is no assurance that the Company will have sufficient cash available to make distributions and it is likely that distributions will be made only after the Company has been operational for a period of time. The Company's income will be taxable to the members in the year earned, even if cash is not distributed. Accordingly, a Subscriber may owe taxes with respect to income generated by its investment in the Company even though the Company has not made any distributions related to such income. Although the Operating Agreement requires a minimum distribution of cash flow no later than 6 months after the Company has held its commercial opening, such distributions are dependent on the Company generating positive cash flow. The Company may not generate positive cash flow by such date; further, the General Manager has wide discretion to determine whether, and the extent to which, any cash flow should be reserved for future operational expenses and/or capital expenditures. An investor may not see any return of its investment until a future sale or disposition of the Company, if at all.

The Company expects to have substantial operating expenses. Operating expenses include recurring and regular items, as well as extraordinary expenses for which it may be hard to budget or forecast. The amount of operating expenses ultimately incurred may exceed expectations, which would materially and adversely impact any returns to the investors.

An investment in the Company is expected to extend over a period of years, during which both the macroeconomic and local market business, economic, financial, political and regulatory environment within which the Company operates may undergo substantial changes, some of which may be adverse to the Company. Of particular risk would be any changes to (a) availability of financing, (b) interest rates, real estate taxes rates, energy prices and other operating expenses, and (c) applicable laws and regulations and the enforcement thereof. The General Manager will have the exclusive right and authority to determine the manner in which the Company will respond to such changes, and the investors generally will have no right to withdraw from the Company or to demand specific modifications to the Company's operations.

The operation and success of the Company depends on the appeal of the Company's entertainment concept. The Company is vulnerable to changes to consumer preferences. If the Company is unable to anticipate, understand and respond appropriately to market trends and rapidly changing consumer and customer preferences in a timely manner, or at all, the Company's business, results of operations or financial condition could be adversely affected.

A major event or other circumstance could provoke immediate dramatic changes in general market psychology and could motivate widespread variation in consumer activity. Such circumstances may include, but are not limited to, a terrorist attack, outbreak of war or other change in the geopolitical landscape. Analogous circumstances in the past have resulted in material adverse influences on general liquidity in financial markets and on consumer confidence and preferences. Conditions that reduce disposable income or consumer confidence, such as an increase in unemployment rates, taxes, fuel prices or other costs of living, may lead customers to reduce or stop their spending on the Company's products and services or to opt for alternative products and services, and these conditions may be particularly prevalent during periods of recession, economic downturn or market volatility and disruption. The occurrence of any of the foregoing could have a material adverse effect on the business condition of the Company.

Intellectual property rights are critical to the success of the Company and the Company and EP Holdings relies on various arrangements to obtain and protect these rights. If the Company and/or EP Holdings is not successful in protecting its intellectual property or proprietary rights, it could have a material adverse effect on the business condition of the Company. Further, the value of these rights might be harmed if in the event of any actions or events that diminish the value of these rights or harm the reputation of the Company and/or EP Holdings.

The Company's continued existence is dependent on EP Holdings. Specifically, EP Holdings provides valuable intellectual property and management services to the Company. The performance and profitability of the Company depends on a continued relationship between the Company and EP Holdings and the ability of the Company to operate is dependent on the existence and operation of EP Holdings. If EP Holdings suffers any adverse events, if its financial condition deteriorates, and/or if EP Holdings is unable to raise the necessary capital, then the Company's operations and success will be materially and adversely impacted.

The Company may be unable to achieve any results projected in its financial projections. The Company prepared the financial projections based on many assumptions, including assumptions regarding the timing and success of its retention of experienced and skilled management, development efforts, acceptance of our offerings, our ability to successfully implement hiring goals, the size of the market, the Company's ability to raise capital, general industry conditions and other matters. Many of these assumptions relate to matters beyond the Company's control and they are susceptible to wide variation. To the extent that our actual experience differs from any one or more of these assumptions, the Company's actual financial results will differ from such financial projections. Such differences are likely to be material. Accordingly, prospective investors should not rely on the accuracy of the Company's financial projections in making an investment in the Company.

The Company may need to raise additional funds in the future to finance its build out, opening, and/or operations. If the Company raises additional capital in the future by issuing securities or borrowing funds from a lender, the Company funds available to make distributions to existing investors could be significantly reduced or restricted. Furthermore, the Company could issue securities in the future that have rights, preferences and privileges senior to those of the securities sold in this offering.

The Company operates in a competitive industry. Many of the Company's current and potential competitors may have larger user bases, may have greater brand recognition and customer loyalty or may have significantly greater financial, marketing, personnel, technical and other resources than the Company (and/or EP Holdings) does, overall or in certain markets. Some of these competitors may be able to offer products and services on more favorable terms, or they may be able to devote greater resources to activities such as marketing campaigns and attracting and retaining subscribers and key employees. As a result of the foregoing, the Company may not be able to compete successfully against current and future competitors, which may in turn have a material adverse effect on the business condition of the Company.

The Company will be subject to a variety of litigation risks. In the event of any litigation arising from the operation of the Company and/or EP Holdings, it is possible that the Company, EP Holdings and/or the principals, officers and affiliates of EP Holdings may be named as defendants. Beyond direct costs of litigation, such disputes may adversely affect the Company in a variety of ways, including by distracting the General Manager and harming relationships between the Company and its consumers and investors, as well as the Company's general public perception.

The Company has a single business location, which it leases from an unrelated third party. If anything should happen to the leased property or the portion of the property leased to the Company, or if the Company is unable to comply with its obligations under the lease, the Company's operations and success will be materially and adversely impacted. The Company may be unable to renew its lease at the end of the lease, which could result in significant additional costs and expenses to the Company.

The "Electric Playhouse" brand is critical to the Company's success, and damage to the "Electric Playhouse" reputation or brand could adversely affect the Company's business, results of operations or financial condition. Efforts to build

and maintain brand recognition and reputation may not be successful, and failure to build and maintain the value of the "Electric Playhouse" brand and reputation could impact the Company's ability to attract and retain customers and third-party partners and otherwise adversely affect the Company's business, results of operations or financial condition. Further, the "Electric Playhouse" reputation and brand could in the future be damaged by negative publicity, whether or not valid, related to "Electric Playhouse" itself, and/or the Company's industry, competitors, competitor's products, customers, and/or third-party partners. In addition, widespread use of digital and social media platforms around the world has greatly increased the accessibility of information and the speed with which it is disseminated, which has made, and likely will continue to make, building and maintaining the "Electric Playhouse" reputation and brand more challenging. Damage to the "Electric Playhouse" reputation or brand could cause consumers, customers and third-party partners to lose trust in the Company's services and/or products, require the Company to expend substantial resources to remedy the damage or otherwise adversely affect the Company's business, results of operations or financial condition. Further, the Company's business, results of operations or financial condition could be adversely affected if EP Holdings and/or the Company is unable to maintain and promote a favorable perception of the "Electric Playhouse" brand, products, and services.

The Company may be required to spend substantial resources on advertising and promotional activities to defend, maintain or improve the Company's and/or EP Holdings' reputation, brand or market share position, expand operations, or introduce new products and services to the marketplace. The Company may use various media, including digital, social media and mobile communication channels, in connection with our marketing efforts. Digital, social media and mobile communication channels are becoming increasingly effective and are constantly evolving. Company competitors could spend more resources on their marketing efforts, use more efficient and effective marketing initiatives than the Company does or secure more effective endorsements from key opinion leaders or influencers, any of which may provide the Company's competitors with a competitive advantage. The Company's business, results of operations or financial condition could be adversely affected if the Company's marketing initiatives or social media communications are costly, unsuccessful or do not convey the desired message for a brand or product or its ability to attract consumers and customers.

The additional risk factors set forth in Section 18, 20, 22, and 23 below are incorporated herein by reference.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Brandon Garrett is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 78% Capital Expenditures (Tenant Improvements & Equipment), 8% Operational Startup Cost, 7.5% Marketing, 6.5% Wefunder Fee .

If we raise: **$124,000**

Use of Proceeds: 18% Toward remaining capital expenditures. 48% Operational Startup and related procurement items. 27.5% towards target marketing campaign, 6.5% Wefunder Fee.

Raising our maximum target would allow for an increased marketing and operations budget to allow the company to further build awareness in the Las Vegas Market. A portion of the difference would also allow for further capital contribution towards construction.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $11,710,000 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Electric Playhouse NV LLC is offering up to 124,000 units, at a price per unit of $1.00.

The campaign maximum is $124,000 and the campaign minimum is $50,000.00.

Issuer

A newly-formed Delaware limited liability company (the "Company") established by Electric Playhouse, Inc. ("EP") to develop and operate a stand-alone "Electric Playhouse" branded entertainment venue in Las Vegas, Nevada.

Security

Class A Units (each a "Class A Unit" and together the "Class A Units"). The Class A Units will be senior to the Class B Units to be held by EP.

Operating Distributions; Tax Distributions

Subject to the requirement to make annual tax distributions, distributions of available cash flow will be paid (1) first, to the holders of Class A Units ("Class A Members") in an amount equal to the greater of (x) beginning no later than six (6) months after the commercial opening of the facility, on an annual basis, the product of (A) twenty percent (20%) and (B) the aggregate Capital Contributions of the Class A Members or (y) one-third (1/3rd) of the annual Net Cash Flow of the Company, in each case, until each Class A Member has received an amount equal to 3.0x the capital contributions made by such Class A Member (such amount, the "Preferred Return"); and (2) thereafter, to EP Holdings.

The Company will be required to make annual tax distributions to the extent of available cash flow.

Management of the Company

EP will manage all day-to-day operations of the Company.

License Agreement

The Company will enter into a license agreement with EP. Pursuant to the license agreement, the Company will pay an annual license fee equal to 10% of revenues to EP for use of the Electric Playhouse intellectual property rights, including use of the EP brand, ongoing content updates, technology (software/hardware), special event content, and other brand and technology related IP. In addition, EP may be compensated for certain consulting services related to technology and ongoing operations.

Restrictions of the Class A Units

Transfer. No transfers shall be permitted without EP's consent.

Drag-Along: If EP approves a sale of the Company, each other member will approve of such a sale and approve all documents pursuant to such sale (subject to the customary exceptions).

Liquidation Preference

In the event of any sale, liquidation or winding up of the Company, after payment of all debts and liabilities, remaining assets will be distributed as follows:

(1) First, 100% to the Class A Members, pro rata based on the number of Class A Units held by each Class A Member, until such time as each Class A Member has received an amount equal to the Preferred Return.

(2) Thereafter, 100% to EP.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor

investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV. Transfers of SPV interests also require the consent of Electric Playhouse, Inc., as the General Manager of Electric Playhouse NV LLC.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Additionally, the securities in either Electric Playhouse NV LLC or the SPV cannot be transferred without the consent of Electric Playhouse NV LLC and Electric Playhouse, Inc., as the General Manager of Electric Playhouse NV LLC.

In regards to the "RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED" section below, all transfers require the consent of Electric Playhouse, Inc., as the General Manager of Electric Playhouse NV LLC.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B	10,000,000	10,000,000	Yes
Class A	5,000,000	1,710,000	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Class A Units are entitled to a return equal to 3 times the subscription price for the units, provided the Company has sufficient cash flow (taking into account any necessary tax distributions). The Class A Units have a liquidation preference above the Class B Units. The Class B Units are entitled to all economic benefits other than those reserved for the Class A Units.

The annual return payable to a Class A Member is subject to a cap as provided in the LLC agreement. The overall return to the Class A Member is limited to 3x invested capital.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering), including offerings of units with different terms or a higher priority with respect to cash flow distributions and liquidating distributions.

These changes could result in further limitations on the rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. These changes also could affect the Investor's priority as to distributions of operating cash flow and distributions on liquidation.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed in Section 8, 20, 22, and 23.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Class A Unitholders are not entitled to vote and not entitled to inspect the books and records of the Company.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the Class B unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the Class B unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The Class B unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

The additional risk factors set forth in Section 8, 18, 22, and 23 are incorporated herein by reference.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Class A Units being sold in this offering was determined based on the Company's brand value and prospects. The per unit price is the same price offered to investors in the Company's first round of financing which occurred in the fall of 2022. Future offering prices will be determined based on the terms of those units and the negotiations between the Company and the new investors and/or underwriters, if any, and as applicable. In addition, the Company may offer equity compensation to employees, consultants, and other advisors, which will have a value determined by an independent expert.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by Electric Playhouse, Inc., its General Manager, and be governed in accordance with the strategic direction and decision-making of Electric Playhouse, Inc., its General Manager, and the Investor will have no independent right to name or remove the General Manager of the Company.

The additional risk factors set forth in Section 8, 18, 20, and 23 are incorporated herein by reference.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's

best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

The additional risk factors set forth in Section 8, 18, 20, and 22 are incorporated herein by reference.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2023	Regulation D, Rule 506(b)	Class A Units	$1,710,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Electric Playhouse is an immersive entertainment company that specializes in creating interactive, technology-driven experiences for people of all ages. They feature a combination of projection mapping, motion tracking, and other cutting-edge technologies that allow visitors to engage with their surroundings in unique and dynamic ways.

Milestones

Electric Playhouse NV LLC was incorporated in the State of Delaware in September 2022.

Since then, we have:

- an Opening Flagship Location on the Las Vegas Strip Summer 2023
- an Albuquerque Store projecting over $2M in sales in 2023 (parent company, not this entity)
- Previously Raised $5M Series A (parent company, not this entity)
- been voted as one of the Top 10 Best New Attractions of 2020 by USA Today (parent company, not this entity)
- have a National and Global launch in the top tourist destination in the world.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in September 2022 as a subsidiary of Electric Playhouse, Inc., and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $0.
- *Assets*. As of December 31, 2022, the Company had total assets of $1,135,000, including $0 in cash.
- *Net Loss*. The Company has had net losses of $0 for 2022.
- *Liabilities*. The Company's liabilities totaled $179,427.40 for 2022.

The attached financial statements are for Electric Playhouse, Inc., the parent company of Electric Playhouse NV LLC. Electric Playhouse NV LLC is a newly established entity and does not currently generate any revenue. As an investor, you will be investing only in Electric Playhouse NV LLC, which does not hold any interest in, or any rights to receive revenue from, Electric Playhouse, Inc.

Liquidity & Capital Resources

To-date, the company has been financed with $1,710,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, the capital raised will be used for immediate construction costs.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Electric Playhouse NV LLC cash in hand is $0, as of May 2023. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 8 months.

Since the date of our financials, our Albuquerque location's (Hyperspace, LLC, a separate entity) revenues are up over previous year. Electric Playhouse, Inc. (which wholly owns Electric Playhouse NV LLC) has secured additional contracts for its traveling exhibit "Electric Playhouse Travels."

We are targeting a July or August opening date in Las Vegas. The location will not see revenue until the location opens to the public.

We anticipate the location will be profitable within a few months after opening in the summer. Profitability will likely be achieved in Q4 of 2023.

Electric Playhouse is currently in the process of raising $3.5 million through convertible notes for our corporate entity (Electric Playhouse, Inc) in a separate but concurrent raise outside of our Wefunder campaign. These funds are intended to cover our short-term burn, as well as provide sufficient runway for the next 18 months, to support the opening of our new Las Vegas location and provide opportunities for future growth and expansion.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Brandon Garrett, certify that:

(1) the financial statements of Electric Playhouse NV LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Electric Playhouse NV LLC included in this Form reflects accurately the information reported on the tax return for Electric Playhouse NV LLC filed for the most recently completed fiscal year.

Brandon Garrett
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any

proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented, and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://electricplayhouse.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Electric Playhouse Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Brandon Garrett
- Electric Playhouse, Inc. (as the General Manager)

Appendix E: Supporting Documents

- Electric_Playhouse_NV_Operating_Agreement.pdf
- Electric_Playhouse_NV_LLC--First_Amendment_to_the_LLC_Agreement.pdf
- Electric_Playhouse_Term_Sheet_5.4.23.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Electric Playhouse Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Brandon Garrett
- Electric Playhouse, Inc. (as the General Manager)

Appendix E: Supporting Documents

- Electric_Playhouse_NV_Operating_Agreement.pdf
- Electric_Playhouse_NV_LLC--First_Amendment_to_the_LLC_Agreement.pdf
- Electric_Playhouse_Term_Sheet_5.4.23.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Electric Playhouse NV LLC

By

Brandon Garrett

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding

(§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Paul L. Silverman
Board Member
5/10/2023

William F. Bice
Board Member
5/10/2023

Brandon Garrett
CEO
5/10/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.